SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

This document does not constitute an offer in the United States to holders of preferred shares of Telesp Celular Participações S.A. or American Depositary Shares representing those preferred shares. A registration statement with respect to those securities has been filed with the U.S. Securities and Exchange Commission and has been declared effective. The offer to U.S. holders of preferred shares and American Depositary Shares representing preferred shares will be made only by means of the prospectus contained in that registration statement. The prospectus may be obtained, when it is available, from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue , New York , New York 10016 , tel. (212) 929-5500.

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
Federal Taxpayer No. 02.558.074/0001-73
State Taxpayer No. 3530015879-2

NOTICE TO SHAREHOLDERS

This is to inform shareholders of Telesp Celular Participações S.A. (the " Company ") that, in accordance with applicable provisions of the law and of the Company's organizational documents, the Company will effect a capital increase, within the limit of its authorized capital, from the current four billion, three hundred seventy-three million, six hundred sixty-one thousand, four hundred sixty-nine reais and seventy-three cents (R$4,373,661,469.73) to up to six billion, four hundred twenty-seven million, five hundred fifty-seven thousand, three hundred forty-one reais and twenty cents (R$6,427,557,341.20), with a resulting increase of up to two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$2,053,895,871.47). Of this amount, up to two billion reais (R$ 2,000,000,000.00) will be paid in cash, and a portion equal to fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$53,895,871.47), corresponding to the tax benefit from goodwill effectively realized in the 2003 fiscal year will be subscribed for with credits by Portelcom Participações S.A., a shareholder of the Company. In the capital increase, 410,779,174,294 new shares will be issued, 143,513,066,618 of which will be common shares and 267,266,107,676 of which will be preferred shares, all of them identical to the outstanding shares in all aspects, pursuant to the terms of Article 171, paragraph 1 of Law No. 6,404 of December 15, 1976, as amended (the "Brazilian Corporations Law").

The period to exercise the preemptive rights to acquire new shares in the Brazilian market begins on November 18, 2004 for those shareholders holding shares on November 11, 2004, subject to the following terms and conditions.

1. Amount of Capital Increase

1.1. The amount of the capital increase, subject to the provisions above, will be up to two billion, fifty-three million, eight hundred ninety-five thousand, eight hundred seventy-one reais and forty-seven cents (R$2,053,895,871.47), and the Company will maintain its decision to increase the capital if the subscribed amount reaches a minimum of one billion four hundred million reais (R$1,400,000,000.00).

2. Number and Class of Shares to Be Issued

2.1. 143,513,066,618 common shares, without par value, and 267,266,107,676 preferred shares, without par value, will be issued, including preferred shares in the form of American Depositary Shares ("ADSs").

3. Record Date and Subscription List

3.1. Shareholders holding common shares issued by the Company will be entitled to subscribe for 0.350558679 new common shares for each common share held by the shareholders on November 11, 2004.

3.2. Shareholders holding preferred shares issued by the Company will be entitled to subscribe for 0.350558679 new preferred shares for each preferred share held by the shareholders on November 11, 2004.

4. Ex-Rights Trading

4.1. Shares acquired beginning on November 12, 2004 will not entitle the purchaser to the subscription rights.

5. Subscription for Shares and Trading of Subscription Rights

5.1. Holders of shares issued by the Company in Brazil may request subscription through the broker of their choice, or may fill out the applicable subscription bulletin, which may be requested at any branch of Banco ABN Amro Real S.A. ("Banco ABN Amro Real"), the depository financial institution that acts as the Company's transfer agent, in each case during the period from November 18, 2004 to December 17, 2004.

5.2. Shareholders of the Company who wish to trade their subscription rights may do so from November 18, 2004 to December 10, 2004. Shareholders should intruct the broker of their choice to trade the rights directly on the stock exchange, or shareholders whose shares are held in the custody of Banco ABN Amro Real should request from that institution the bulletin of transfer of rights that will be issued by Banco ABN Amro Real.

5.3. After a bulletin of transfer of rights is issued pursuant to item 5.2. above, and after effective transfer of the bulletin of transfer of rights, the corresponding declaration on the back of the bulletin of transfer of rights will be required, with the notarized signature of the transferor.

5.4. Shareholders should indicate their interest in the remaining unsubscribed shares in the applicable subscription bulletin.

6. Issue Price

6.1. The issue price will be R$5.00 (five reais ) per lot of one thousand shares for both classes of shares of the Company.

6.2. Pursuant to the terms of Article 170, paragraph 1, of the Brazilian Corporations Law and CVM Advisory Opinions No. 1 of September 27, 1978, and No. 5 of December 3, 1979, the criterion chosen for determining the issue price of the new shares to be issued by the Company was the share price of the preferred shares on the São Paulo Stock Exchange (" BOVESPA ") due to their high degree of liquidity.

6.3. The determination of the issue price of the new shares to be issued by the Company is a function of market conditions and is intended to create a margin for the orderly development of the transaction, to stimulate shareholder participation and to enable the formation of a market price for the subscription rights.

6.4. The issue price represents (i) a discount of approximately 30% on the volume weighted average closing price of the preferred shares, and a premium of approximately 2% on the volume weighted average closing price of the common shares in the last thirty (30) trading days at BOVESPA and (ii) a discount of approximately 32% on the volume weighted average closing price of the preferred shares, and a discount of approximately 3% on the volume weighted average of closing price of the common shares in the last sixty (60) trading days at BOVESPA.

7. Dividends

7.1. After the ratification of the capital increase by the Board of Directors, the shares issued will be entitled to receive the full amount of any dividends to be declared by the Company thereafter.

8. Period to Exercise the Subscription Rights

Beginning: November 18, 2004
End: December 17, 2004

9. Manner of Payment

9.1. The shares shall be paid for in cash, in Brazilian currency at the time of subscription.

10. Procedure to Subscribe Remaining Shares

10.1. After the end of the exercise period of the preemptive rights, shareholders who indicated an interest in their subscription bulletins in subscribing for any leftover unsubscribed shares shall have a period of three (3) business days after the determination of the number of leftover shares to subscribe for such leftover shares, which period will begin on December 21, 2004 and end on December 23, 2004. The maximum number of shares of a class (including shares in the form of ADSs) to be allocated to each subscriber will be determined by multiplying the total number of shares of the class (including shares in the form of ADSs) that were not subscribed by the percentage calculated by dividing the number of shares of the class (including shares in the form of ADSs) subscribed by the subscriber by the total number of shares of the class subscribed (including shares in the form of ADSs).

10.2. Shares that remain unsubscribed after the first reoffering round will again be reoffered to shareholders that have indicated an interest in their subscription bulletins in subscribing for any leftover unsubscribed shares. Shareholders will have a period of three (3) business days after the determination of the number of leftover shares from the first reoffering round to subscribe for such unsubscribed shares, which period will begin on December 27, 2004 and end on December 29, 2004. The procedure outlined in item 10.1 above will be used to calculate the number of shares (including shares in the form of ADSs) to be allocated to each subscriber, provided that the maximum number of leftover unsubscribed shares (including shares in the form of ADSs) to be allocated to each subscriber will be calculated based on the results of the first reoffering round.

10.3. If unsubscribed shares remain after the second reoffering round, the Board of Executive Officers of the Company may decide, as authorized by the Board of Directors, to dispose of the remaining shares in an auction at BOVESPA, for the benefit of the Company (Article 171, paragraph 7, item "b" of the Brazilian Corporations Law), which auction, if necessary, will be held on January 4, 2005, or to allocate such remaining shares among the shareholders through additional reoffering rounds.

11. Documentation for the Subscription of Shares and the Transfer of Subscription Rights

11.1. Natural persons: Identity Card, Taxpayer Identity Card (CPF), and proof ofresidence.

11.2. Legal Entities: Certified copy of the by-laws or the articles of incorporation, taxpayer registration card (CNPJ), corporate document granting powers of representation, and certified copies of the CPF, identity card, and a document proving the residence of the legal entity's representatives. Investors residing outside Brazil may be required to present other documents.

11.3. In case of representation by proxy, presentation of the applicable power of attorney will be required.

12. Place of Service to Shareholders

12.1. At the brokerage houses, for shares held in the custody of the CBLC – Brazilian Company for Settlement and Custody, and at branches of Banco ABN Amro Real, for the shares held in the custody of that institution.

13. Delivery of the Shares

13.1. The shares will be credited to the shareholder three (3) business days after the ratification of the capital increase, except that shares subscribed for before Banco ABN Amro Real will be credited to the shareholder within five (5) business days after ratification of the capital increase.

A registration statement on Form F-3 ("F- 3" ) relating to the preferred shares and ADSs, and the rights to acquire those securities, to be offered in the United States has been filed with the U.S. Securities and Exchange Commission. This notice does not constitute an offer to sell or the solicitation of an offer to buy any preferred shares, ADSs or rights to acquire those securities in the United States or to U.S. persons, as that term is defined under U.S. securities regulations. Such an offer will be made only by means of a prospectus that may be obtained from the Company when it is available. A translation into Portuguese of the prospectus will be filed with the Comissão de Valores Mobiliários, the Brazilian securities commission.

The rights offered to U.S. citizens holding TCP common shares may be transferred by U.S. holders only in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

This offering is made for the purchase of securities of a Brazilian company. The offering is subject to disclosure requirements in Brazil , which are different from those of the United States .

It may be difficult for a person subscribing for shares to enforce its rights and any claim it may have arising under the U.S. federal securities laws, given that the Company is located in Brazil and some or all of its officers and directors are residents of Brazil or of other foreign countries. A person subscribing for shares may not be able to sue in a Brazilian court or in a court in another country outside the United States for violations of U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court's judgment.

São Paulo, November 8, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.
Paulo Cesar Pereira Teixeira
Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.